August 8, 2006

Mail Stop 4561

<u>VIA U.S. MAIL AND FAX (949) 440-7033</u>

Ms. Patti M. Dodge
Executive Vice President and
  Chief Financial Officer
New Century Financial Corporation
18400 Von Karman
Suite 1000
Irvine, CA 92612

>   **Re: New Century Financial Corporation**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 16, 2006**
>   **File No. 001-32314**

Dear Ms. Dodge:

    We have reviewed your response letter dated July 26, 2006 and have the following additional comment.

1.   We read your response to comment 3. Please clarify whether your over-collateralization account represents two distinct assets representing (1) retained beneficial interest in a subordinated tranche of the securitization structure and (2) an interest only strip. If not, please further explain to us the form of the retained interest which you reference in Note 4 as over-collateralization and net interest receivable. In addition, if your net interest receivable represents the interest only strip, please explain how the fair value of this asset results in a reduction to your overall retained interest, as disclosed in Note 4. Finally, if your over-collateralization account does represent these two distinct aspects, please revise your disclosure in future filings to separately disclose the fair value of the retained beneficial interest in the subordinated tranche and the interest only strip.

* * * *

You may contact Joshua S. Forgione, at (202) 551-3431, or me, at (202) 551-3780, if you have questions. Please respond to the comments included in this letter within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant